UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                             THE UNIMARK GROUP, INC.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    904789104
                                 --------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 25, 2001
                        ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 904789104                                            Page 2 of 6 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above Persons (entities only)

                  MEXICO STRATEGIC ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                      a.  [_]
                                                      b.  [_]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                        [_]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
                                               13,149,274
Number of
 Shares
Beneficially                8             Shared Voting Power
 Owned By                                              0
  Each
Reporting                   9             Sole Dispositive Power
 Person                                       13,149,274
  With
                            10            Shared Dispositive Power
                                                       0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                       13,149,274

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                        [_]

13       Percent of Class Represented By Amount in Row (11)

                                       62.48%

14       Type of Reporting Person (See Instructions)

                  OO; IA

                                                               Page 3 of 6 Pages


                  This Amendment No. 7 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the "Shares"), of The UniMark Group, Inc. (the "Issuer"). This Amendment No. 7 supplementally amends the initial statement on Schedule 13D, dated July 7, 1998, and all amendments thereto (collectively, the "Initial Statement") filed by Mexico Strategic Advisors LLC (the "Reporting Person"). This Amendment No. 7 is being filed to report that, as a result of the recent acquisition by M&M Nominee L.L.C. ("M&M") of Shares in a pro rata rights offering conducted by the Issuer as described herein, the number of Shares of which the Reporting Person may be deemed the beneficial owner has increased by more than one percent. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 3.           Source and Amount of Funds or Other Consideration.

                  On June 22, 2001, M&M expended approximately $4,999,999.95 to purchase the Shares reported herein as having been acquired since May 9, 2001 (the date of the last filing on Schedule 13D). Of this $4,999,999.95, approximately $999,999.99 was obtained from Madera, and approximately $3,999,999.96 was obtained from MSIF.

                  The securities held for the account of M&M may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.           Purpose of Transaction.

                  The   information  set  forth  in  Item  6  hereof  is  hereby
incorporated by reference into this Item 4.

                  The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, MSIF, Madera, and/or M&M, market conditions or other factors.

Item 5.           Interest in Securities of the Issuer.

                  (a) The Reporting Person may be deemed the beneficial owner of the 13,149,274 Shares held for the account of M&M (approximately 62.48% of the total number of Shares outstanding).

                  (b) The Reporting Person (by virtue of the Advisory Contract) may be deemed to have the sole power to direct the voting and disposition of the Shares held for the account of M&M.

                  (c) Except as set forth in Annex A hereto, there have been no transactions effected with respect to the Shares since May 9, 2001 (the date of the last filing on Schedule 13D) by the Reporting Person, Madera, MSIF and/or M&M.

                                                               Page 4 of 6 Pages

                  (d) The members of M&M, including Madera and MSIF, have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares held for the account of M&M in accordance with their ownership interests of M&M.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On May 24, 2001, the Issuer commenced a pro rata rights offering to its existing shareholders of 10,273,972 Shares at a price per share of $0.73 (the "Rights Offering"). M&M indicated its intention to purchase up to 6,849,315 Shares through the exercise of its basic subscription and over-subscription privileges in the Rights Offering.

                  On June 25, 2001,  the Issuer  completed the Rights  Offering.
Pursuant to the Rights Offering, M&M purchased a total of 6,849,315 Shares, which consisted of 4,643,714 Shares through the exercise of its basic subscription privilege and 2,205,601 Shares through the exercise of its over-subscription privilege, at a price per share of $0.73, for a total cash purchase price of approximately $4,999,999.95. As a result, the Reporting Person may be deemed to beneficially own approximately 62.48% of the outstanding Shares. By virtue of this ownership position, the Reporting Person may have the ability to propose or implement some or all of the events listed in Item 4(a)-(j) of Schedule 13D.

                  On June 27, 2001, the Issuer used proceeds of the Rights Offering to pay to M&M approximately $1,878,115.07, which amount represents principal and accrued interest on the $1,800,000 loan made by M&M to the Issuer pursuant to the Promissory Note, dated as of February 15, 2001 (the "Note," a copy of which was previously filed as Exhibit H to Amendment No. 6 to this
Schedule  13D and is  incorporated  herein by reference in response to this Item
6). The Rights Offering constituted a Qualified Equity Financing as defined in the Note.

                  From time to time, the Reporting Person may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, the Reporting Person may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                  Except as set forth above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                                               Page 5 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:     July 5, 2001                             MEXICO STRATEGIC ADVISORS LLC



                                                   By: /s/ Miriam Rebling
                                                       -------------------------
                                                       Miriam Rebling
                                                       Manager

                                                               Page 6 of 6 Pages

                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                               UNIMARK GROUP, INC.



                                    Date of        Nature of            Number of
For the Account of                Transaction     Transaction           Securities      Price
------------------                -----------     -----------           ----------      -----
M&M                               6/25/01         Exercise of Rights    6,849,315       $0.73 per Share
                                                  Pursuant to Pro
                                                  Rata Rights
                                                  Offering
